UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Red Oak Capital Fund II, LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3269349
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our” or “our Company” refer to Red Oak Capital Fund II, LLC, a Delaware limited liability company.

Red Oak Capital Fund II, LLC, a Delaware limited liability company, was formed on April 25, 2017. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital Group GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 6, 2018, which offering statement was qualified by the SEC on September 4, 2018. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. As of August 1, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $3,143,000 and $46,857,000 of Series A and Series B Bonds, respectively. Proceeds from the sale of the Bonds was used to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds.

As of June 30 2020, the Company held twelve senior secured loans, providing $41,898,000 of senior secured loans to various borrowers. The portfolio of loans possessed interest rates averaging 13% and maturities ranging from September 5, 2020 to December 28, 2020. The following tables outlines the major terms of each loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
The Hubbard Group, LLC	Stafford, VA	12/27/2020	$1,550,000	11.00%
Fleurdelis Hospitality, Inc.	Livingston, TX	9/5/2020	$5,000,000	12.50%
4550 Real Estate LLC	North Randall, OH	10/30/2020	$1,728,000	15.00%
Chamberlin-Trenton Land Development LLC	Trenton, MI	12/27/2020	$2,497,500	10.00%
Day X Day Industrial, LLC	Gilbert, AZ	12/28/2020	$1,595,000	16.00%
Bravicci, LLC	Kansas City, MO	12/28/2020	$4,840,000	11.00%
Dei Vitae Enterprises, LLC	Oak Brook, IL	7/30/2020	$6,600,000	16.00%
MCS Touch LLC	Columbus, OH	8/8/2020	$1,385,000	11.00%
Tuglife Marine, LLC	St. Thomas, Vi	9/6/2020	$3,765,000	11.00%
181 Rehg, LLC	Denver, CO	9/27/2020	$6,825,000	16.00%
Patio Theater Holdings, LLC	Chicago, IL	9/30/2020	$2,362,500	16.00%
LaRose Hospitality, LLC	Livingston, TX	11/1/2020	$3,750,000	12.00%

We are managed by our Manager, which is wholly controlled by Red Oak Capital Group, LLC, a Delaware limited liability company, or our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-Months Ended June 30, 2020

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2020.

As of June 30, 2020, the Company held twelve senior secured loans, providing $45,314,250 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 10% and 16% (averaging 13%) and where the maturities ranged from September 5, 2020 to December 28, 2020.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On March 3, 2020, the 80-unit multifamily property located in Augusta, GA, formerly owned by Nakaddu, LLC, was acquired through foreclosure. The note originally matured on March 26, 2020 and the cost basis of the asset is approximately $3.18 million.

For the period ending June 30, 2020, our total revenues from operations amounted to $3,839,688. Operating costs for the same period, including bond interest expense of $2,574,238 and management fees of $441,429 amounted to $699,318. Net income for the period amounted to $699,318.

As of the issuance date of this report, the Company has deployed substantially all the remaining net proceeds from the issuance of the bonds.

Results of Operations – For the Six-Months Ended June 30, 2019

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2019.

As of June 30, 2019, the Company held seven senior secured loan, pursuant to which the Company, as the lender, provided $20,041,750 of senior secured loans to various borrowers.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to two percent (2.0%) of the outstanding and unpaid principal at the time of each additional extension and a one percent (1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

Proceeds from the $1,728,000 4550 Real Estate Loan were used to refinance the existing debt and for repairs set forth as a requirement for a credit-rated tenant on the single-story, 29,000 square foot shopping center located at 4550 Warrensville Center Rd., North Randall, OH. The 4550 Real Estate Loan carries an interest rate of ten percent (10%) and origination fees of five percent (5%). The underlying property was appraised at $2,550,000 as of March 2019 and the loan closed on April 30, 2019.

On June 27, 2019, proceeds from the $2,497,500 Chamberlin-Trenton Loan were used to purchase existing horizontal multi-family apartments as well as for the completion of 15 additional units located at 4417 Fort Street, Trenton, MI. The Chamberlin-Trenton Loan carries an interest rate of ten percent (10%) and origination fees of four percent (4%). The underlying property was appraised at $3,330,000 as of April 2019.

Proceeds from the $1,595,000 Day X Day Loan were used to refinance and consolidate the existing debt from building a new addition on the two-tenant industrial property located at 3069 E Williams Field Road, Gilbert, AZ. The Day X Day Loan carries an interest rate of ten percent (11%) and origination fees of four percent (4%). The underlying property was appraised at $2,060,000 as of June 2019 and the loan closed on June 28, 2019.

For the six-months ended June 30, 2019, our total revenues from operations amounted to $631,706. Operating costs for the same period, including organization fees of $628,660 and bond interest expense of $1,047,753 amounted to $1,971,962. Net loss for the period amounted to $1,340,256.

Liquidity and Capital Resources

As of June 30, 2020, we had sold $3,143,000 and $46,857,000 of Series A and Series B Bonds, pursuant respectively. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds from income earned and the maturity of existing first mortgage loans. We intend to acquire additional assets with cash and/or debt.

The Company had cash on hand of $3,662,674, undeposited funds of $14,587, and zero bond service reserves. The bond service reserves were required pursuant to the Indenture related to the Bonds, which requires 3.75% of the gross proceeds from the Offering to be placed in to a reserve account held by the bond trustee for the purpose of paying our bond service obligations through November 18, 2019. Upon November 18, 2019, the reserve account remaining proceeds were returned to the Company and the account was closed.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

In the six months ending June 30, 2019, we sold $2,112,000 and $29,321,000 of Series A and Series B Bonds, respectively. In the six months ending June 30, 2020, we sold zero Series A and Series B Bonds, resulting in the decrease of the bonds proceeds from the six months ending June 30, 2019 to June 30, 2020. Since we reached the maximum allowable raise and closed the Offering as of August 1, 2019, we have no plans to issue additional bonds.

In the six months ending June 30, 2019, we closed on six senior secured loan totaling $18,491,750 in total principal outstanding. In the six months ending June 30, 2020, we closed on zero senior secured loans totaling. The closing of senior secured loans has decreased from the six months ending June 30, 2019 to June 30, 2020. Since we have deployed substantially all the remaining net proceeds from the issuance of the bonds, we expected the deployment of capital to decrease in 2020. As loans mature, the Company will close on new senior secured loans. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact COVID-19 may have on us at this time. We have experienced an increase in the number of late payments and defaulting borrowers as of the date of this report and may experience additional adverse effects in the performance of our existing loans as a result of COVID-19 which may materially alter our ability to pay our debt service obligations and fees.

Item 2. Other Information

None.

Item 3. Financial Statements

Red Oak Capital Fund II, LLC
Balance Sheets
	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$3,662,674	$5,121,017
Undeposited funds	14,587	-
Mortgage loans receivable, held for investment, net	41,511,716	44,070,718
Loan interest receivable	1,927,552	809,705
Accounts receivable	51,087	-
Other asset	-	8,000
Total current assets	47,167,616	50,009,440

Long-term assets:
Property, net	3,143,086	-

Total assets	$50,310,702	$50,009,440

Liabilities and Member's Deficit

Current liabilities:
Loan interest reserves	$2,544,139	$2,690,984
Loan construction reserves	2,167,134	2,910,947
Bond interest payable	1,046,785	1,046,785
Property security deposits	14,860	-
Due to managing member	-	2,925
Total current liabilities	5,772,918	6,651,641

Long-term liabilities:
Series A bonds payable, net	3,062,589	3,025,726
Series B bonds payable, net	43,216,340	42,772,536
Total long-term liabilities	46,278,929	45,798,262

Member's deficit	(1,741,145)	(2,440,463)

Total liabilities and member's deficit	$50,310,702	$50,009,440

Red Oak Capital Fund II, LLC
Statements of Operations
(Unaudited)	For the Six Months Ending June 30
	2020	2019

Revenue:
Mortgage interest income	$3,730,912	$550,940
Rental income	105,423	-
Interest income	3,353	80,766
Total revenue	3,839,688	631,706

Expenses:
Bond interest expense	2,574,238	1,047,753
Management fees	441,429	146,479
Management acquisition fees	-	92,459
Organization fees	-	628,660
Professional fees	55,900	55,651
General and administrative	31,093	960
Depreciation expense	37,710	-
Total expenses	3,140,370	1,971,962

Net income (loss)	$699,318	$(1,340,256)

Red Oak Capital Fund II, LLC
Statements of Changes in Member's Capital
(Unaudited)
Managing Member

Member's deficit, January 1, 2019	$(171,823)

Net income (loss)	(1,340,256)

Member's deficit, June 30, 2019	$(1,512,079)

Member's deficit, January 01, 2020	$(2,440,463)

Net income (loss)	699,318

Member's deficit, June 30, 2020	$(1,741,145)

Red Oak Capital Fund II, LLC
Statements of Cash Flows
(Unaudited)	Six months ended ended June 30
	2020	2019

Cash flows from operating activities:
Net income (loss)	$699,318	$(1,340,256)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation of real esate owned	37,710	-
Accretion of loan origination income	(932,461)	(165,026)
Amortization of debt issuance costs	480,668	359,639
Change in other operating assets and liabilities:
Net change in loan interest receivable	(1,549,092)	(156,931)
Net change in accounts receivable	(24,866)	-
Net change in other asset	8,000	-
Net change in bond interest payable	-	451,415
Net change in due to managing member	(2,925)	(10,439)
Net change in bond proceeds received in advance	-	198,815
Net change in other current liabilities	-	(25,995)
Net change in property security deposits	14,860	-

Net cash provided by (used in) operating activities	(1,268,788)	(688,778)

Cash flows from investing activities:
Mortgage notes	660,213	(17,684,800)
Loan interest reserves	(91,368)	1,245,775
Loan construction reserve additions	-	2,064,289
Loan construction reserve drawdowns	(743,813)	(327,207)

Net cash provided by (used in) investing activities	(174,968)	(14,701,943)

Cash flows from financing activities:
Proceeds from Series A Bonds	-	2,112,000
Proceeds from Series B Bonds	-	29,321,000
Payment of debt issuance costs	-	(3,028,164)

Net cash provided by (used in) financing activities	-	28,404,836

Net change in cash, cash equivalents, and restricted cash	(1,443,756)	13,014,115

Cash, cash equivalents, and restricted cash, beginning of period	5,121,017	3,404,643

Cash, cash equivalents, and restricted cash, end of period	$3,677,261	$16,418,758

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

1. Organization

Red Oak Capital Fund II, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s purpose is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on April 25, 2017 and commenced operations on November 16, 2018. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on November 16, 2018 whereby the intial offering proceeds were released from escrow. The Company’s term is indefinite.

2. Significant accounting policies

Basis of presentation
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates
The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses and downward adjustments to investments in equity securities. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value
In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

2. Significant accounting policies (continued)

Cash and cash equivalents and restricted cash
Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation or Securities Investor Protection Corporation limitations.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Restricted Cash (“ASU 2016-18”), which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash, and restricted cash equivalents are presented in more than one-line items within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. The Company adopted this standard as of January 1, 2019 using a modified retrospective approach.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance that sum to the total of the same such amounts shown in the statement of cash flows:

	06/30/2020	12/31/2019
Cash and cash equivalents	$3,662,674	$5,121,017
Undeposited funds	14,587	-
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$3,677,261	$5,121,017

Property
Property are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, currently 27.5 years. Leasehold improvements are amortized over the shorter of the expected useful lives of the related assets or the lease term.

Mortgage loans receivable
Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

2. Significant accounting policies (continued)

Impairment and allowance for loan losses
Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. There were no impairments recorded for the periods ending June 30, 2020 and 2019, respectively.

Revenue recognition and accounts receivable
Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loans were in nonaccrual status at June 30, 2020 or December 31, 2019.

Loan origination income is amortized over the life of the mortgage loan receivable using the straight-line method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $932,461 and $165,026 for the period ending June 30, 2020 and June 30, 2019, respectively, and included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $41.90 and $45.31 million, presented net of $0.26 and $1.12 million of unamortized deferred loan origination income at June 30, 2020 and December 31, 2019, respectively.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. It includes a five-step process to assist an entity in achieving the main principles of revenue recognition under Topic 606. Because Topic 606 does not apply to revenue associated with financial instruments (including loans), it did not have a material impact on the Company's financial statements. The Company adopted this standard as of January 1, 2019 using a modified retrospective approach. The adoption of the standard did not require any adjustments to the opening balance of member’s capital as of January 1, 2019.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

2. Significant accounting policies (continued)

Bonds payable
Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes
As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, as amended by Accounting Standards Update 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of June 30, 2020 and December 31, 2019, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2020 and December 31, 2019, no amount of interest and penalties related to uncertain tax positions was recognized in the Statement of Operations.

Extended Transition Period
Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

2. Significant accounting policies (continued)

Recent Accounting Pronouncements – Not Yet Adopted
In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2020, including interim periods within those fiscal years. The Company is still evaluating the impact of adopting ASU 2016-13 on its financial statements.

3. Mortgage loans receivable

As of June 30, 2020 and December 31, 2019, the Company held approximately $41.5 and $44.1 million of mortgage loans receivable, net of approximately $0.26 and $1.1 of deferred origination fees and $0.13 and $0.13 of loan loss reserves, respectively. At June 30, 2020, this consisted of 12 mortgage loans where the interest rate ranged between 10% and 16% (averaging 13%) and where the maturities ranged from September 5, 2020 to December 28, 2020, based on twelve-month terms with two optional six-month extensions. The Company earned and accrued approximately $2.80 million of mortgage loan interest income during the period ending June 30, 2020. At the end of 2019, this consisted of 14 mortgage loans where the interest rate ranged between 10% and 16% (averaging 11%) and where the maturities ranged from March 5, 2020 to December 5, 2020, based on twelve-month terms with two optional six-month extensions. The Company earned and accrued approximately $0.39 million of mortgage loan interest income during the period ending June 30, 2019.

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of June 30, 2020 and December 31, 2019, the loan interest reserve account contained approximately $2.54 and $2.69 million, respectively. Additionally, the Company holds certain construction funds on behalf of each borrower which is then paid out in accordance with a construction budget and draw schedule. The loan construction reserve balance was approximately $2.17 million and $2.91 million as of June 30, 2020 and December 31, 2019, respectively.

On January 21, 2020, the Company issued a notice of default to a mortgage note borrower, Dei Vitae Enterprises, LLC, for a failure to make interest payments. On April 17, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings. The note originally matured on July 30, 2020 and holds an unpaid principal balance of $6,600,000 with interest receivable of approximately $184,000 as of June 30, 2020. Given the property’s value and existing loan-to value, ROCFII does not believe there is a material risk of loss to either principal or interest.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

3. Mortgage loans receivable (continued)

On January 21, 2020, the Company issued a notice of default to a mortgage note borrower, Patio Theater Holdings, LLC, for a failure to make interest payments. On May 15, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The note originally matured on September 30, 2020 and holds an unpaid principal balance of $2,362,500 with interest receivable of approximately $207,000 as of June 30, 2020. Given the property’s value and existing loan-to-value, the Company does not believe there is a material risk of loss to either principal or interest.

On March 2, 2020, the Company issued a notice of default to a mortgage note borrower, 181 Rehg, LLC, for a failure to make interest payments. On May 15, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The note originally matured on September 27, 2020 and holds an unpaid principal balance of $6,825,000 with interest receivable of approximately $492,000 as of June 30, 2020. Given the property’s value and existing loan-to-value, the Company does not believe there is a material risk of loss to either principal or interest.

On May 15, 2020, the Company issued a notice of default to a mortgage note borrower, Day X Day Industrial, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. The note originally matured on June 28, 2020 and holds an unpaid principal balance of $1,595,000 with interest receivable of approximately $78,000 as of June 30, 2020. Given the property’s value and existing loan-to-value, the Company does not believe there is a material risk of loss to either principal or interest.

4. Property

The following is a summary of the Company’s property as of June 30, 2020 and December 31, 2019:

	06/30/2020	12/31/2019
Property	$3,180,796	$-
Accumulated depreciation	(37,710)	-
Property, net	$3,143,086	$-

Depreciation expense for the period ending June 30, 2020 and June 30, 2019 was $37,710 and zero, respectively.

On March 3, 2020, the 80-unit multifamily property located in Augusta, GA, formerly owned by Nakaddu, LLC, was acquired through foreclosure. The note originally matured on March 26, 2020 and the cost basis of the asset is approximately $3.18 million.

5. Member’s equity

During the period ending June 30, 2020 and throughout 2019, the Managing Member, as sole member of the Company, made no capital contributions and received no distributions.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

6. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 2.00% of the gross principal outstanding of Series A Bondholders and 1.75% of gross principal outstanding of Series B Bondholders. For the period ending June 30, 2020 and June 30, 2019, $441,429 and $146,479 of management fees have been earned, respectively. Zero management fees were held as payable to the Managing Member as of June 30, 2020 or December 31, 2020.

The Company pays an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the period ending June 30, 2020 and June 30, 2019, zero and $92,459 of acquisition fees have been earned, respectively. As of June 30, 2020 and December 31, 2019, zero and $2,925 of acquisition fees (net of approximately $5,000 due from Managing Member) were held as payable to the Managing Member, respectively.

The Company pays organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of both Series A and Series B Bondholders. During the period ending June 30, 2020 and June 30, 2019, zero and $628,660 of acquisition fees have been earned, respectively. As of June 30, 2020 and December 31, 2019, zero organization fees were held as payable to the Managing Member.

7. Bonds payable

During the period ending June 30, 2020, the Company did not issue any Series A or B Bonds. Whereas during the period ending June 30, 2019, the Company issued approximately $2.11 million and $29.32 million of Series A and B Bonds, respectively. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2020 and December 31, 2019, there have been approximately $4.83 million of debt issuance costs incurred by the Company. During the period ending June 30, 2020 and June 30, 2019, approximately $481,000 and $360,000 was amortized to bond interest expense during the period, respectively.

Bonds payable as of June 30, 2020 and December 31, 2019 are comprised of the following:

	2020	2019
Series A bonds payable	$3,143,000	$3,143,000
Series B bonds payable	46,857,000	46,857,000
Debt issuance costs	(3,721,071)	(4,201,738)

Total bonds payable, net	$46,278,929	$45,798,262

The Company has initiated quarterly interest payments to the Series A and Series B Bondholders at a rate of 6.5% per annum and 8.5% per annum, respectively. The Company paid $2,093,570 and 236,700 bond interest expense to Direct Transfer LLC, the transfer agent, during the period ending June 30, 2020 and June 30, 2019, respectively, in accordance with the offering circular. For the period ending June 30, 2020 and June 30, 2019, the Company has accrued $2,093,570 and $1,047,753 of bond interest expense. As of June 30, 2020 and December 31, 2019, $1,046,785 is held as payable to both sets of Bondholders.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

7. Bonds payable (continued)

In accordance with the Series A and Series B Bond Offering Documents and Indenture, a Bond Service Reserve account was established with Prime Trust. As it is required, the Company keeps 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of November 16, 2018. On November 16, 2019, the Bond Service Reserve requirement was terminated and the funds remaining in the Prime Trust account was returned to the Company.

The maturity date of Series A Bonds will be August 1, 2021, two years following the termination of the bond offering, whereas the maturity date will be August 1, 2024, five years following the termination of the bond offering for Series B Bonds. Upon the maturity of the Series A and Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of June 30, 2020 or December 31, 2019, the Company has accrued no contingent interest.

Series B Bonds will be redeemable beginning January 1, 2021. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2021 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2023.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received.

8. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Supplemental cash flow information

Total cash paid for interest for the periods ending June 30, 2020 and 2019 are $2.1 and $0.24 million, respectively.

Non-cash activity for the period ending June 30, 2020 was the foreclosure of a note receivable in the amount of $3.18 million which resulted in a decrease in mortgage notes receivable of $2.83 million, an increase in accounts receivable of $0.03 million, a decrease in loan interest reserves of $0.06 million, a decrease in loan interest receivable of $0.43 million, and a corresponding increase in property of $3.18 million.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

10. Subsequent events

On August 25, 2020, the Company has accepted an offer for $3.5 million for the 80-unit multifamily property located in Augusta, GA, formerly owned by Nakaddu, LLC. Based on a preliminary purchase and sales agreement, the closing date has been tentatively set to occur on October 10, 2020.

The Company’s operations may be affected by the recent and ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of the pandemic may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

The financial statements were approved by management and available for issuance on September 28, 2020. Subsequent events have been evaluated through this date.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(a) of the Company’s Form 1-A filed on June 6, 2018

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(b) of the Company’s Form 1-A filed on June 6, 2018

(3)(a)	Form of Indenture between Red Oak Capital Fund II, LLC and Prime Trust, LLC, incorporated by reference to Exhibit 3(a) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(b)	Form of Series A Bond, incorporated by reference to Exhibit 3(b) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(c)	Form of Series B Bond, incorporated by reference to Exhibit 3(c) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(d)	Pledge and Security Agreement, incorporated by reference to Exhibit 3(d) of the Company’s Form 1-A/A filed on August 1, 2018

6(a)
Commercial Loan Agreement, dated November 1, 2019, by and between LaRose Hospitality, LLC and Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on November 1, 2019

6(b)
Commercial Promissory Note, dated November 1, 2019, issued by LaRose Hospitality, LLC in favor of Red Oak Capital Fund, II, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on November 1, 2019

6(c)
Commercial Loan Agreement, dated September 27, 2019, by and between 181 Rehg, LLC and Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on October 2, 2019

6(d)
Commercial Promissory Note, dated September 27, 2019, issued by 181 Regh, LLC in favor of Red Oak Capital Fund, II, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on October 2, 2019

6(e)
Commercial Loan Agreement, dated September 6, 2019, by and between Tuglife Marine, LLC and Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on September 12, 2019

6(f)
Commercial Promissory Note, dated September 6, 2019, issued by Tuglife Marine, LLC in favor of Red Oak Capital Fund, II, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on September 12, 2019

6(g)
Commercial Loan Agreement, dated July 30, 2019, by and between Dei Vitae Enterprises, LLC and Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on August 5, 2019

6(h)
Commercial Promissory Note, dated July 30, 2019, issued by Dei Vitae Enterprises, LLC in favor of Red Oak Capital Fund, II, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on August 5, 2019

6(i)	Commercial Loan Agreement, dated June 28, 2019, by and between Bravicci, LLC and Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on July 3, 2019

6(j)
Commercial Promissory Note, dated June 28, 2019, issued by Bravicci, LLC in favor of Red Oak Capital Fund, II, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on July 3, 2019

6(k)
Commercial Loan Agreement, dated March 5, 2019, by and between Fleurdelis Hospitality, Inc. and Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 6.11 of the Company’s Form 1-U filed on April 3, 2019

6(l)
Commercial Promissory Note, dated March 5, 2019, issued by Fleurdelis Hospitality, Inc. in favor of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on April 3, 2019

6(m)	Commercial Loan Agreement, dated March 25, 2019, by and between Nakaddu, LLC and Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on April 3, 2019

6(n)
Commercial Promissory Note, dated March 25, 2019, issued by Nakaddu, LLC in favor of Red Oak Capital Fund, II, LLC, incorporated by reference to Exhibit 6.3 of the Company’s Form 1-U filed on April 3, 2019

6(o)
Commercial Loan Agreement, dated December 27, 2018, by and between The Hubbard Group, LLC and Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 6(e) of the Company’s Form 1-K filed on April 26, 2019

6(p)
Commercial Promissory Note, dated December 27, 2018, issued by The Hubbard Group, LLC in favor of Red Oak Capital Fund, II, LLC, incorporated by reference to Exhibit 6(f) of the Company’s Form 1-K filed on April 26, 2019

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 RED OAK CAPITAL FUND II, LLC,
a Delaware limited liability company

Date: September 28, 2020
By:             Red Oak Capital GP, LLC,
                  a Delaware limited liability company
Its:             Sole Member

By:            Red Oak Capital Group, LLC,
                  a Delaware limited liability company
Its:            Managing Member

By:            /s/ Gary Bechtel
Name:       Gary Bechtel
Its:            Manager

By:            /s/ Joseph Elias
Name:       Joseph Elias
Its:            Manager

By:            /s/ Kevin Kennedy
Name:       Kevin Kennedy
Its:            Manager

By:            /s/ Jason Anderson
Name:       Jason Anderson
Its:            Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 28, 2020
By:       /s/ Gary Bechtel
Name:  Gary Bechtel
    Its:       Manager of the Sole Member of the Manager
            (Principal Executive Officer)

Date: September 28, 2020
By:       /s/ Jason Anderson
Name:  Jason Anderson
Its:        Chief Financial Officer of the Sole Member of the  Manager
                 (Principal Financial Officer and Principal Accounting Officer)